SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3 )(1)


                           U.S. Energy Systems, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    902951102
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                                 (CUSIP Number)

                                Allen J. Rothman
                          c/o U.S. Energy Systems, Inc.
                           One North Lexington Avenue
                             White Plains, NY 10601
                                 (914)993-6443

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  September 24, 2004

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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.                           13D


       902951102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Lawrence I. Schneider
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    2,662,695
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    4,147,081
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    2,662,695
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              4,147,081
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              6,809,776

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 36.4%.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.


CUSIP No.                           13D


       902951102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Henry N. Schneider
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
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   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                             4,147,081
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                             1,288,591
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                             4,147,081
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                                       1,288,591
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       5,435,672

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         31.4%.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.


CUSIP No.                           13D


       902951102
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Energy Systems Investors, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    4,147,081
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              4,147,081
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              4,147,081

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 25.9%.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.



CUSIP No.                           13D


       902951102
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Energy Systems Investors II, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


--------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARE                                                    0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                    4,147,081
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER

      WITH                                                    0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                              4,147,081
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              4,147,081

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                 25.9%.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.


         This Amendment No. 3 to Schedule 13D is being filed by Lawrence I. Schneider ("Lawrence"), Henry N. Schneider ("Henry"; Henry and Lawrence are referred to collectively as the "Schneiders"), Energy Systems Investors, LLC ("ESI") and Energy Systems Investors II, LLC ("ESI II"; ESI and ESI II referred to collectively as the "ESI Entities" and the Schneiders and the ESI Entities referred to collectively as the "Reporting Persons"). This Amendment No. 3 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons hereby supplement and amend their Schedule 13D, as amended from time to time, as to the following items.

Item 1. Security and Issuer

         This filing relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of U.S. Energy Systems, Inc. ("US Energy"). The principal executive offices of US Energy are located at One North Lexington Avenue, White Plains, New York 10601.


Item 3.  Source and Amount of Funds or Other Consideration

         On September 24, 2004, US Energy and Lawrence entered into an officer's restricted stock unit award agreement with respect to 434,783 restricted stock units. Each restricted stock unit represents a contingent right to receive one share of Common Stock, is, with specified exceptions, non-transferable and entitles Lawrence to receive dividends (payable in restricted stock units) to the extent cash dividends are paid on the Common Stock. The restricted stock units vest in four equal annual installments commencing August 23, 2005, subject to acceleration upon a Change in Control (as defined in US Energy's 2000 Executive Incentive Compensation Plan) or termination of the employment relationship (other than the voluntary termination of employment by Lawrence or Lawrence's termination for Cause, in which case, the restricted stock units are forfeited, to the extent they have not vested). Shares of Common Stock issuable in connection with vested restricted stock units will be delivered to Lawrence on the earlier to occur of (i.e. generally to the extent his allotment of restricted stock units has vested in full), his death, disability, termination of employment with US Energy and its subsidiaries, the day preceding the tenth anniversary of the grant date and a Change in Control.

         No cash consideration was paid by Lawrence for these restricted stock units which were granted to him in connection with his service to US Energy. The number of restricted stock units granted was related to a cash bonus awarded Lawrence.

Item 4.  Purpose of Transaction

         See response to Item 3 above which response is incorporated herein by reference to the extent the information set forth therein is responsive to the information required by this Item 4. Except as otherwise set forth herein, the Reporting Persons currently have no plans or proposals which would result in:
(a) the acquisition by any person of additional securities of US Energy, or the disposition of securities of US Energy; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving US Energy or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of US Energy or any of its subsidiaries; (d) any change in the present board of directors or management of US Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (excerpt as otherwise disclosed in the Proxy Statement (as defined herein)); (e) any material change in the present capitalization or dividend policy of US Energy; (f) any other material change in US Energy's business or corporate structure; (g) changes in US Energy's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of US Energy by any person; (h) causing a class of securities of US Energy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of US Energy to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, the Reporting Persons reserve the right to engage in any of the foregoing activities.

Item 5. Interest in Securities of the Issuer

Lawrence I. Schneider


         Lawrence beneficially owns 6,809,776 shares of Common Stock (representing 36.4% of the outstanding shares) as follows: (i) 4,355,552 shares of common stock issuable upon conversion of 1,088,888 shares of Series D Preferred Stock, consisting of 911,112 shares of Common Stock issuable upon conversion of 227,778 shares of Series D Preferred Stock he owns directly and 3,444,440 shares of Common Stock issuable upon conversion of 861,110 shares of Series D Preferred Stock owned directly by ESI and which he may be deemed to beneficially own because he is a manager of ESI II, which is the manager of ESI (the "Relationship"), (ii) options to acquire 1,016,800 shares of Common Stock he owns directly, (iii) Series B Warrants to acquire 1,002,641 shares of Common Stock, consisting of warrants to acquire 300,000 shares of Common Stock he owns directly and warrants to acquire 702,641 shares of Common Stock owned directly by ESI which he may be deemed to beneficially own because of the Relationship and (iv) 434,783 shares of Common Stock issuable in connection with the restricted stock units. Lawrence has sole power to vote and direct the disposition of 2,662,695 shares of Common Stock owned directly by him and shares (with Henry and the ESI Entities) the power to vote and direct the disposition of 4,147,081 shares of Common Stock owned directly by ESI. Lawrence disclaims beneficial ownership of the shares of Common Stock reported as directly owned by Henry.


Henry N. Schneider


         Henry beneficially owns 5,435,672 shares of Common Stock (representing 31.4% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock owned directly, (ii) 3,644,440 shares of Common Stock issuable upon conversion of 911,110 shares of Series D Preferred Stock, consisting of 200,000 shares of Common Stock issuable upon conversion of 50,000 shares of Series D Preferred Stock he owns directly and 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock directly owned by ESI and which he may be deemed to beneficially own because he is a manager of ESI II, which is the manager of ESI (such relationship is also referred to herein as the "Relationship"), (iii) options to acquire 1,015,700 shares of Common Stock and (iv) Series B Warrants to acquire 768,495 shares of Common Stock, consisting of warrants to acquire 65,854 shares of Common Stock he owns directly and warrants to acquire 702,641 shares of Common Stock owned by ESI and which he may be deemed to beneficially own because of the Relationship. Henry has the sole power to vote and direct the disposition of 1,288,591 shares of Common Stock owned directly by him and shares (with Lawrence and the ESI Entities) the power to vote and direct the disposition of 4,147,081 shares of Common Stock directly owned by ESI. Henry disclaims beneficial ownership of the shares of Common Stock reported as directly owned by Lawrence.


ESI and ESI II


         Each of ESI (which owns such securities directly) and ESI II (as the manager of ESI) owns 4,147,081 shares of Common Stock (representing 25.9% of the outstanding shares) as follows: (i) 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock and (ii) Series B Warrants to acquire 702,641 shares of Common Stock. The power to vote and direct the disposition of these securities is shared by the ESI Entities with the Schneiders. The ESI Entities disclaim beneficial ownership of the shares of Common Stock owned by the Schneiders.


Reporting Persons

         The Reporting Persons may collectively be deemed to beneficially own 8,098,367 shares of Common Stock (representing approximately 40.5% of the outstanding shares) as follows: (i) 7,037 shares of Common Stock, (ii) 4,555,552 shares of Common Stock issuable upon conversion of 1,138,888 shares of Series D Preferred Stock (including the 3,444,440 shares of Common Stock issuable upon conversion of the 861,110 shares of Series D Preferred Stock owned directly by
ESI), (iii) options to acquire 2,032,500 shares of Common Stock, (iv) Series B Warrants to acquire 1,068,495 shares of Common Stock (including 702,641 shares of Common Stock issuable upon exercise of the Series B Warrants owned directly by ESI) and (v) 434,783 shares of common stock issuable in connection with the restricted stock units.

Information Regarding Calculation of Percentage of Ownership

         In calculating the percentage ownership noted herein, the Reporting Persons relied on U.S. Energy's proxy statement (the "Proxy Statement") for the annual meeting of stockholders to be held October 27, 2004 which reported that as of September 8, 2004, there were 11,890,711 shares of Common Stock outstanding. These calculations were made in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. In making these calculations, the shares of Common Stock subject to the Restricted Stock Units were deemed to be outstanding.

Transactions Within the Past 60 Days.

         The only transactions effected during the past 60 days with respect to US Energy securities by the Reporting Persons is the transaction with respect to the restricted stock units acquired by Lawrence described in response to Item 3 hereof, which response is incorporated herein by reference to the extent the information set forth therein is responsive to the information required by this
Item 5.

Item 7. Exhibits

99.1 - Joint Filing Statement



                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, of the undersigned certifies that the information set forth in this statement by or about it or him is true, complete and correct.


Date: October 6, 2004                                /s/ Henry N. Schneider
                                                         ------------------
                                                         Henry N. Schneider